SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission File Number 1-7845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

A. Financial Statements and Schedules:

Financial Statements and Report of Independent Accountants
Leggett & Platt, Incorporated Frozen 401(k) Plan
As of December 31, 2001

B. Exhibits:

23 Consent of Independent Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

By: John Hale
John Hale
For the Frozen 401(k) Plan
Vice President – Human Resources
and Authorized Officer of the Plan

Date June 21, 2002

By: Ernest C. Jett
Ernest C. Jett
Vice President and Secretary
Leggett & Platt, Incorporated

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-35280) of Leggett & Platt, Incorporated of our report dated May 16, 2002, relating to the financial statements of the Leggett & Platt, Incorporated Frozen 401(K) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 21, 2002

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN
EIN 44-0324630 PN 026

December 31, 2001 and 2000

LEGGETT & PLATT, INCORPORATED
FROZEN 401(k) PLAN

CONTENTS

* Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Participants and Administrator
of the Leggett & Platt, Incorporated
Frozen 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Frozen 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 and the ten months ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2002

Leggett & Platt, Incorporated
Frozen 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2001	2000
ASSETS		
Investments, at fair value	$1,905,965	$2,202,509
Total assets	1,905,965	2,202,509
NET ASSETS AVAILABLE FOR BENEFITS	$1,905,965	$2,202,509

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	Ten Months Ended December 31, 2000
Additions		
Investment income		
Net (depreciation) appreciation in value of investments	$ (203,837)	$ (182,635)
Interest and dividends	12,935	1,321
Investment income (loss)	(190,902)	(181,314)
Contributions		
Rollovers	-	2,789,891
Total additions	(190,902)	2,608,577
Deductions		
Benefit payments	97,380	399,164
Administrative Fees	8,262	6,904
Total deductions	105,642	406,068
Net increase (decrease)	(296,544)	2,202,509
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF PERIOD	2,202,509	-
END OF PERIOD	$ 1,905,965	$ 2,202,509

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Frozen 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective March 1, 2000 to consolidate frozen 401(k) plans of the Company's subsidiaries and affiliates. The Plan is a defined contribution plan, covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees who were participants in a frozen 401(k) plan merged into this Plan are considered eligible.

Contributions

No participant or Company contributions may be made to the Plan. However, pre-tax and after-tax contributions contributed to a prior plan that are transferred into this Plan will be included in this Plan. Participants direct all assets into various investment options offered by the Plan. The Plan currently offers six mutual funds and four common trust funds, including a unitized Leggett & Platt, Incorporated common stock fund as investment options for participants.

Vesting and Distributions

Participants are always 100% vested in their accounts. Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon termination of employment for reasons other than retirement or death, employees with account balances over $5,000 may elect to defer the distribution of their account until their normal retirement date, receive the amount as a taxable distribution, or directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances under $5,000 will receive a lump sum taxable distribution, unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Upon retirement or death, participants or their beneficiaries are entitled to the full value of their account. In-service withdrawals are allowed by participants after reaching age 59 ½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 ½, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from their Prior Pre-Tax Contribution Accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their Prior Pre-Tax Contribution Accounts. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%).

NOTE A - DESCRIPTION OF PLAN - CONTINUED

Plan Trustee
First Union National Bank, the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants' accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
The market value of all Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes
The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received for the Plan. The Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Benefit Payments
Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - INVESTMENTS

The following presents the fair values of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2001	2000
Daily Stable Portfolio Group Trust II	$ 353,543	$ 324,597
Federated Stock Trust	173,186	208,600
Fidelity Advisors Equity Growth Fund	643,806	957,965
Dreyfus Midcap 400 Index IV	177,748	223,646
Putnam International Growth Fund	96,948	158,763
Leggett & Platt, Incorporated Common Stock Fund	193,014	-
Other	267,720	328,938
	$ 1,905,965	$ 2,202,509

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value as Determined by Quoted Market Price

	2001	2000
Mutual Funds	$ (235,371)	$ (193,628)
Common Trust Funds	31,534	10,993
	$ (203,837)	$ (182,635)

Interest and dividends received on the Plan's Investments for 2001 and 2000 were $12,935 and $1,321, respectively.

NOTE D - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2001 and 2000, the Plan held units of participation in investment funds of First Union National Bank with a total market value of $698,898 and $541,658, respectively. In addition, the Plan held investments in loans to participants at December 31, 2001 and 2000 with a total market value of $32,253 and $27,241, respectively. During the year ended December 31, 2001, the Plan made new loans of $12,948 and received loan principal and interest repayments of $10,132. During the ten months ended December 31, 2000, the Plan made new loans of $6,100 and received loan principal and interest repayments of $5,863. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated
Frozen 401(k) Plan
EIN 44-0324630 PN 026

Schedule of Assets (Held at End of Year)
December 31, 2001

	Identity of Issue	Description of Investment Account	Current Value
*	First Union National Bank	Leggett & Platt, Incorporated Common Stock Fund	$193,014
*	First Union National Bank	Daily Stable Portfolio Group Trust II	353,543
*	First Union National Bank	Diversified Bond Fund	73,152
	Invesco	Invesco Total Return Fund	83,126
	Federated	Federated Stock Trust	173,186
	Fidelity	Fidelity Advisor Equity Growth Fund	643,806
*	First Union National Bank	Enhanced Stock Market Fund V	44,476
	Dreyfus	Dreyfus Midcap 400 Index VI	177,748
*	First Union National Bank	Evergreen Select Special Equity Fund	34,713
	Putnam	Putnam International Growth Fund	96,948
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1%	32,253
			$1,905,965

* Investments in securities of parties-in-interest to the Plan.